

OFFERING MEMORANDUM

facilitated by



B'More Made with Pride

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	B'More Made with Pride
State of Organization	MD
Date of Formation	09/23/2016
Entity Type	Limited Liability Company
Street Address	6615 -6617 Harford Road, Baltimore MD, 21214
Website Address	www.cafeatbmore.com

(B) Directors and Officers of the Company

Key Person		Natasha Brown- Wainwright
Position with the Company		
	Title	CEO
	First Year	2016
Other business experience (last three years)		Candy maker
		Company NameNatasha's Just Brittle
		Dates EmployedDec 2009 – Present
		Employment Duration11 yrs 11 mos
		Location6615 Harford Road
		As seen on QVC and on the shelves of Whole Foods, Natasha's Just Brittle specializes in artisan Brittle, chocolates, popcorn and Butters.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Natasha Brown-Wainwright	100%

(D) The Company's Business and Business Plan

Building the Legacy

It's my mission to create and build a legacy for my family, the people who work along side me and my community. The goal is to open 3 more B'More Made with Pride Commercial Kitchens & Cafes in areas where shared kitchens are needed. My wish is to make all of the kitchens worker-owned cooperatives. Below features a clip from a pitch Competition that I won to secure working capital for my company.

- November 2021- The Cafe @ B'More Made with Pride Opens
- November 2021- ten spots made available at B'More Made with Pride Commercial Kitchen
- November 2021- start building out the processing plant
- December 2021- celebration party for The Cafe @ B'More Made with Pride
- January 2022- opening of Made Pride Processing Plant
- January 2022- Make B'More Made with Pride Commercial Kitchen a worker owned cooperative
- January 2022- Add a vegan artisan to the menu

Intended Use of Funds

I am a few weeks away from opening the Café. Because of the lack of funds, I couldn't put all the finishes and bells & whistles that I envisioned in the café and there are still some things that we need in the commercial kitchen to make B'More Made with Pride competitive with the other shared kitchens in Baltimore. If funded, the money will be used to purchase wood flooring, café lighting, a combo refrigerator, commercial blenders, an ice maker, an ice cream case and an over the counter shelf for the kitchen. I will use $5000 to make wholesale purchases from local artisans to put on the shelves in the Café. The Café will be showcasing local products like olive oils, vinaigrettes, coffees & teas, spices, sauces etc. Remaining funds will be used as working capital.

- $2000 wood flooring
- $1000 cafe lighting
- $10,000 commercial equipment commercial equipment
- $7500 working capital
- $5000 Beginning Inventory

Business Model

The pandemic has forced me to get still and think out of the box. Today's model includes mentoring culinary artisans, entrepreneurs and collaborating. My latest offerings is the expansion of The Café @ B'More Made with Pride and the Processing Plant. Our Café will feature fast casual dining for 25 guest. The Café is three restaurants fused into one sweet place showcasing a breakfast menu, a classic menu with a soulful twist, a soul food menu, Natasha's Just Brittle treats, gourmet desserts and wares from local artisans. The fall season brings back some of our community events which include children's cooking classes, game nights, brittle bark & wine pairings and private dinner parties. Debuting in November 2021, come Eat, Drink & B'More Happy with us.

Our Story

I went from being bullied to being the "Queen of Brittle." My name is Natasha and I am the CEO of Natasha's Just Brittle and I'm also hailed the "The Brittle Queen" and chief brittle maker. People who know my story know that Natasha's Just Brittle began by teaching my daycare children a lesson in business, but the origins truly began in the summer of 1983 when I tried to take my life because I was being bullied. My Grandma told me three things that day that would shape me into the woman I am. First, she said that my life was not my own to take. Secondly, she said that I was here to serve God, Family and my community and lastly, she said that I was here to fulfill a purpose. Shortly after, my Grandma took a few dollars from her social security check so that I could buy ingredients to make yummy desserts. In 2009, Natasha's Just Brittle was born.

Team Experience

As an entrepreneur I carry many hats and I do a lot. I am an alumni of Goldman Sachs 10000. I have learned to let people help. Introducing the ladies and gentleman helping me operate and grow this culinary hub.

Our Mission

It is my mission to create job opportunities for the youth of Baltimore City. It is my mission to support entrepreneurship. It is my mission to create, build and leave a legacy for my family, the people who work along side me and my community.

The Team

Colleen, Commercial Kitchen Manager

Chef Colleen has an associate of arts degree in professional cooking from Baltimore's International Culinary College, and is a ServSafe certified food handler. She has been in the foodservice industry for almost 30 years and has worked both back and front of house.

Colleen's love of cooking began as a child learning at her father's knee. Fishing and crabbing on the Chesapeake Bay fueled her passion for local cuisine.

She is excited to be a part of the growing family of businesses at B'More Made With Pride! She will manage the vendors who use the commercial kitchen.

Ashley , Cafe kitchen Manager

Chef Ashley Walker aka Chef ¶ie is a graduate of Western Tech high school for culinary arts & University of MD Eastern Shore for hotel/restaurant management & culinary arts. She has been working in the food service industry for over 15 years working various positions throughout the industry such as server, hostess, event coordinator, prep, expo, dining manager and sous chef. Chef ¶ie offers an unique classic menu with a soulful twist at B'More Made with Pride cafe. She will manage the cafe's kitchen

Natasha , Front Cafe & Processing Plant Manager

Natasha Brown- Wainwright (also known as "The Brittle Queen" is the owner and CEO of B'More Made with Pride Commercial Kitchen & Cafe. Natasha oversees the front of the cafe and the processing plant.

Zen Smith, Accountant

Founder and President Zen Smith brings a competitive edge to her accounting services, having gained immense knowledge working with the Internal Revenue Service (IRS) for 5 years. Zen earned her Bachelor of Science degree in Accounting and has worked with various other accounting firms and businesses to sharpen her expertise.

Sameeha , Website Manager

Sameeha is a graphic designer, small business owner, and mom to two little girls. She lives in Frederick, Maryland with her family and loves reading, traveling, and decorating. Sameeha has a degree in graphic design from the University of Maryland, Baltimore County, and started her freelance graphic design company, The Inked Leaf, in 2012. Her work has been featured in HGTV Magazine, The Knot Weddings, Washingtonian Bride & Groom, and more.

Mike, Processing Plant Manager

Mike is the CEO of Lulu Chews Dairy Free Caramels which operates out of B'More Made with Pride. He will be second in command for the processing plant.

More Features & Accolades

The Space

This expansion is vital for the growth of B'More Made with Pride. The expansion of the cafe will allow me to open up the commercial kitchen to at least 10 more food businesses. In the first quarter of 2022, I will be expanding the processing plant to give 8 intermediate makers the space, the equipment and the team to grow and possibly assist with getting their products on the shelves of major grocery chains. Our new expanded café is located at 6617 Harford Road.

My confections were featured on QVC. Although we sold-out of brittle on the show, I did not have a suitable facility or staff to manufacture the volume of handcrafted brittles, so in 2016 I opened my own facility to create my delicious brittle. In 2018 I sought a dual license and opened B'More Made with Pride Commercial Kitchen to further support myself and fellow artisans. Natasha's Just Brittle/ B'More Made with Pride is the third licensed commercial Kitchen in Baltimore City. I am the only female owned, Black owned processing plant and commercial kitchen with a Café.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	December 10, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
commercial equipment	$10,000	$54,000
wood flooring	$2,000	$0
lighting	$1,000	$0
Working Capital	$5,500	$30,000
Architect fees	$0	$10,000
Store Inventory	$5,000	$0
Mainvest Compensation	$1,500	$6,000
TOTAL	$25,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 10.0%[2]
Payment Deadline	2026-10-01
Maximum Payment Multiple	1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.91%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 10.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	2.5%
$43,750	4.4%
$62,500	6.2%
$81,250	8.1%
$100,000	10.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Natasha Brown-Wainwright	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Bitty Advance	$7,500	0.25%	11/30/2021	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Other outstanding debt or equity

As of 10/5/2019, B'More Made with Pride Commercial & Cafe has debt of $7500 from Bitty advance and will be senior to any investment raised on Mainvest. In addition to the B'More Made with Pride Commercial & Cafe's outstanding debt and the debt raised on Mainvest, B'More Made with Pride Commercial & Cafe may require additional funds from alternate sources at a later date.

2019 and 2020 taxes

B'more Made has filed 2019 and 2020 taxes, but has not received tax returns.

In 2019, Natasha Wainwright's SSN was compromised, and as a result, her 2019 taxes were not accepted. Due to issues with her accountant, she was unable to file until 2021.

Our team is aware of what our tax liability will be, and is prepared for it from a cash flow perspective.

When B'more Made receives tax returns from the IRS, we will make them available to investors.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$500,000	$550,000	$588,500	$617,925	$636,462
Cost of Goods Sold	$36,000	$36,000	$36,000	$36,000	$36,000
Gross Profit	$464,000	$514,000	$552,500	$581,925	$600,462
EXPENSES					
Legal & Professional Fees	$10,800	$10,800	$10,800	$10,800	$10,800
Rent	$50,400	$50,400	$50,400	$50,400	$50,400
Utilities	$19,200	$19,200	$19,200	$19,200	$19,200
Salaries	$104,000	$104,000	$104,000	$104,000	$104,000
Insurance	$6,000	$6,000	$6,000	$6,000	$6,000
Office supplies	$3,600	$3,600	$3,600	$3,600	$3,600
Trash pickup	$2,800	$2,800	$2,800	$2,800	$2,800
Cleaning Supplies	$5,200	$5,200	$5,200	$5,200	$5,200
Licenses	$855	$855	$855	$855	$855
Property tax	$300	$300	$300	$300	$300
Internet/ phone/ website	$8,470	$8,470	$8,470	$8,470	$8,470
Commercial Hood Cleaning	$675	$675	$675	$675	$675
Snow removal	$300	$300	$300	$300	$300
Operating Profit	$251,400	$301,400	$339,900	$369,325	$387,862

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$178,304.00	$103,194.00
Cost of Goods Sold	$0	$0
Taxes Paid	$10,728.00	$2,217.00
Net Income	$57,699.00	$15,695.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V